February 7, 2019

Jean-Marc Bellemin
Chief Financial Officer
Gritstone Oncology, Inc.
5858 Horton Street, Suite 210
Emeryville, California 94608

       Re: Gritstone Oncology, Inc.
           Draft Registration Statement on Form S-1
           Filed December 28, 2018
           File No. 377-02444

Dear Mr. Bellemin:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance